

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 17, 2015

Via E-mail
Kurt Adzema
Executive Vice President, Finance and Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089

> **Re: Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended May 3, 2015**
> **Filed June 19, 2015**
> **Form 8-K dated December 10, 2015**
> **File No. 000-27999**

Dear Mr. Adzema:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 3, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues and Gross Profit, page 27

1.   We note that the decrease in gross margin primarily reflects a decline in average selling prices of your products. However your discussion of the changes in revenue states that changes were due to demand and an acquisition. We also note from page 11 that the market for your products is characterized by declining average selling prices. In future filings, to the extent material to an understanding of your revenues and gross margin,

please address the impact of changes in prices, volume or other drivers for each of your product groups. Further, please also quantify the amounts of significant offsetting factors noted in your discussion. Refer to Item 303(A)(3)(ii) and (iii) of Regulation S-K and Section III.B of Securities Act Release 33-8350.

Provision for Income Taxes, page 29

2.   We note from page 56 that your income was generated at foreign jurisdictions and your income tax provisions fluctuate significantly. Please expand your future disclosures to discuss the elements contributing to changes in effective income tax rates for your foreign jurisdictions. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Form 8-K dated December 10, 2015

Exhibit 99.1

3.   You present a summary table of non-GAAP results that includes revenues and operating expenses but we note that you did not reconcile these items to the most directly comparable GAAP financial measures as required by Item 10(e)(1)(i)(B) of Regulation S-K. In future filings when you present non-GAAP measures, please include all of the disclosures required by Item 10(e) of Regulation S-K, including the required reconciliations.

4.   Further, in your summary table of non-GAAP results, you label the items using the same name as your GAAP measures while in your discussion of the non-GAAP measures you refer to the non-GAAP measures with different titles, such as non-GAAP gross profit. In future filings when disclosing non-GAAP financial measures, please revise your presentation to use titles consistently and to use titles or descriptions for your non-GAAP financial measures that are not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

5.   Your reconciliation for non-GAAP EBITDA begins with your non-GAAP income. In future filings please revise the presentation to reconcile between the non-GAAP financial measure and the most directly comparable GAAP financial measure, which in this case would be GAAP net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

6.   We note you have described some of the non-GAAP adjustments as non-recurring even though these items appear in the other periods presented. Tell us why your description of these items as "non-recurring" is appropriate given the fact that the nature of the adjustments is such that they are reasonably likely to recur within two years or there were similar charges or gains within the prior two years. Otherwise, please revise the presentation in future filings to re-characterize the items. Refer to Question 102.03 of the

Compliance and Disclosure Interpretations for Non-GAAP Financial Measures which is available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery